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                                                                   EXHIBIT 21.01

                     SUBSIDIARIES OF SMARTSOURCES.COM INC.

Nifco Investments Ltd. was incorporated in the province of British Columbia, Canada in September 1998. It conducts business as Nifco Investments Ltd.

SmartSources.com Technologies Inc. is a British Columbia corporation organized in 1990. It conducts business as SmartSources.com.

Intelli Trade Inc. is a British Columbia corporation organized in 1994. It conducts business as Intelli Trade Inc.

Origin Software Corporation is a British Columbia corporation organized in September 1998, conducting business as Origin Software Corporation.

Infer Technologies Inc. is a Delaware corporation organized in 1999. It conducts business as Infer Technologies Inc.

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